

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Via fax (949) 585-4091

June 28, 2010

L. George Klaus
Chairman, President and CEO
Epicor Software Corp.
18200 Von Karman Avenue
Suite 100
Irvine, CA. 92612

>   **Re: Epicor Software Corp.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 12, 2010**
>   **File No. 000-20740**

Dear Mr. Klaus:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Business

Customer and Backlog, page 19

1.   Please clarify whether the deferred revenue balance included in your balance sheet reflects the total amount due for the entire term of your hosting, outsourcing

and SaaS arrangements (net of revenues already recognized). In this regard, to the extent that these arrangements are firm orders to deliver services throughout the contract term and to the extent that your deferred revenue balance does not reflect the entire amount due, tell us what consideration you gave to disclosing the total amount of the company's backlog for such contracts pursuant to Item 101(c)(1)(viii) of Regulation S-K.

Item 5. Market for Registrant's Common Equity, page 34

2.   The stock performance graph is not accompanied by the plot points showing the specific value of the company's stock and each of the comparative indices. Please refer to Instruction 2.b to Item 201(e) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 37

3.   Please tell us what consideration you gave to expanding your "Overview" to identify the material operations, risks and challenges facing your company and how management is dealing with these issues. For example, a discussion regarding the importance of your new Epicor 9 product to your future growth and how the aging or obsolescence of your other products may affect your operations would provide investors with a more balanced, executive-level discussion identifying the most important themes or other significant matters which you are concerned primarily in evaluating your financial condition and results of operations. For guidance, see Section III.A of SEC Release No. 33-8350.

Results of Operations, page 43

4.   There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed (e.g. cost of revenues, sales and marketing, general and administrative, etc.). Tell us what consideration you have given to quantifying each source that contributed to a material change pursuant to Section III. D of SEC Release 34-26831.

Critical Accounting Policies

Goodwill, page 39

5.   On page 40 you indicate that in 2009 the company determined no impairment of goodwill existed because the estimated fair value of each reporting unit exceeded its carrying amount. Please clarify whether you have determined that the estimated fair value substantially exceeds the carrying value for each of your

reporting units and if so, please disclose this determination in future filings. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and are at potential risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following in future filings.

- the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;
- the amount of goodwill allocated to the reporting unit; and
- describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

We refer you to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Liquidity and Capital Resources

2007 Credit Facility, page 54

6.   We note your discussion regarding the amendments to your 2007 credit facility during fiscal 2009 and 2008, which reduced your overall borrowing capacity from $250 million to $100 million, amended the maturity date from February 19, 2013 to September 30, 2012, increased the interest rates and commitment fees and amended the financial covenants. Please explain further the events that lead to these changes and tell us whether such amendments were initiated by the company or the lender. Also, tell us what impact, if any, your failure to meet the financial covenants as discussed on page 24 had on these revisions. In addition, tell us how you considered including a discussion of the reasons for these amendments in your liquidity and capital resources disclosures.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk, page 58

7.   Your disclosure on page 57 indicates that your operations incur revenue and expenses in various foreign currencies. We also note on page 69 that transaction gains and losses of $544,000, $2.5 million and $695,000 were recorded for the years ended December 31, 2009, 2008 and 2007, respectively. As your transaction gains and losses from foreign currency appear to be material to your earnings per share, tell us how you considered disclosing the various foreign currencies to which you are exposed and how you considered providing a sensitivity analysis or other quantitative presentation of the potential impact of changes in foreign exchange rates pursuant to Item 305(a)(1) of Regulation S-K.

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Cash and Cash Equivalents, page 66

8.　　We note your cash and cash equivalents consist primarily of highly liquid investments with original maturities of three months or less. If material, tell us how you considered providing disclosures pursuant to the requirements of ASC 820-10-50-1 related to your cash equivalent investments. In addition, please tell us and in the future revise to disclose the composition of your cash and cash equivalents and the amounts held in each type of instrument.

Revenue Recognition, 66

9.　　We note that VSOE of fair value for consulting services is determined by reference to the price the company's customers are required to pay for such services when sold separately or when sold independent of any of the company's other products or service offerings. We further note that in addition to consulting and implementation services, consulting services include training, hosting, applications management and SaaS. Please describe further your methodology for establishing VSOE of fair value for each type of consulting service included in your multiple-element arrangements. Tell us your history of providing those services on a separate basis in order to establish VSOE. Also, tell us if the rates for such services vary from customer to customer and if so, tell us how you are able to reasonably establish VSOE of fair value for such services pursuant to ASC 985-605-25-6.

10.　　We note that for arrangements with certain distributors, revenue is recognized upon delivery of the product to the distributor (sell-in basis) while for most other resellers, revenue is recognized once the reseller has identified an end-user (sell-through basis). Please explain further the factors considered in determining whether revenue should be recognized on a sell-in versus sell-through basis. Also, tell us the amount of reseller/distributor revenues recognized on a sell-in versus sell-through basis for each period presented. In addition, while we note that you do not offer any return rights for your products, tell us whether you offer your resellers any other concessions (i.e. pricing concessions, stock rotation rights, etc.) and if so, please describe your accounting for each.

11.　　We note from your disclosures on page 38 that discounts may be given for each element of a contract. Tell us of the nature and significance of discounts given and to which elements such discounts have been assigned. Also, if the discount is more-than-insignificant as defined under ASC 985-605-15-3(d), tell us how you account for such discounts under ASC 985-605-25-8.

Note 9. Income Taxes, page 85

12.   We note that you released a portion of the deferred tax asset valuation allowance
        during fiscal 2009 as you determined that it is more likely than not that certain
        domestic deferred tax assets will be realized in the future based on operating
        income during recent years as well as anticipated operating income and cash
        flows for future periods. Given that you have had significant net losses before
        income taxes for the last two years in your U.S. operations, please explain further
        both the positive and negative evidence considered that supports the release of a
        portion of the valuation allowance during 2009 and tell us how you weighted such
        evidence.   We refer you to ASC 740-10-30-17 through 30-25.

Part III (as incorporated by reference from definitive Proxy filed April 26, 2010)

Item 12. Security Ownership of Certain Beneficial Owners, page 19 (of proxy statement)

13.   You do not provide the natural person or persons exercising the voting and
        dispositive powers with respect to the shares held by Blackrock, Inc., and Elliott
        Associates, L.P. Please refer to Instruction 2 to Item 403 of Regulation S-K as
        well as Rule 13d-3. Please advise.

Executive Compensation

Compensation Discussion and Analysis

Overview of Compensation Program and Philosophy, page 23

14.   Please describe for us the "other meaningful financial categories" considered by
        your board in its review of your performance relative to your peers and tell us
        how your performance compared to the performance of your peers based on these
        "other meaningful financial categories.

2009 Executive Compensation Elements

Base Salary, page 29

15.   We note that base salaries for your named executive officers are based in part on
        historical pay levels. Please describe for us how base salaries paid to your named
        executive officers in prior years affected the setting of the current base salaries of
        these executive officers. In this regard, we note your disclosure on page 30 that
        the historical data with regards to Mr. Klaus' 12-year history as your chief
        executive officer and president played a significant role in establishing his salary
        for 2009 and 2010. See Item 402(b)(2)(x) of Regulation S-K.

2009 Operating Plan and Performance Measures, page 31

16.   You indicate on page 33 that in July 2009, you chose not to modify the existing
        target revenue and adjusted EBITDA threshold levels for the second half of 2009
        after the downward adjustment of your Operating Plan. You go on state, however,
        that as a result of the downward adjustment to the mid-year Operating Plan, you
        chose to adjust downward the EBITDA and revenue threshold levels. Please
        clarify when the threshold EBITDA and revenue levels were adjusted downward.

Performance Based Restricted Stock Program, page 38

17.   You have not disclosed your revenue target or your non-GAAP adjusted EBITDA
        target, each of which you used in determining performance based restricted stock
        for fiscal 2009. These targets appear to be material and thus should be disclosed
        unless you have met the requirements of Instruction 4 to Item 402(b) of
        Regulation S-K. Please provide us with your analysis of the competitive harm
        which would result from disclosure of these targets. We note that, prior to the
        time you filed your definitive proxy statement, you had already publicly disclosed
        company-wide results for fiscal 2009 using these measures.

Exhibit 32.1

18.   We note the certifications as provided pursuant to Section 906 of the Sarbanes-
        Oxley Act are not dated.   Please amend your current Form 10-K to include these
        certifications with the appropriate dates for both the CEO and CFO. Please be
        advised that your amended filing should also include updated certification
        required by Section 302 of the Sarbanes-Oxley Act.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide, a written statement from the
company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

•   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Benton, Staff Accountant, at (202) 551-3804 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 or Mark Shuman, Legal Branch Chief, at 202 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief